
Mail Stop 3561

October 8, 2015

Leonard Mazur
Chief Executive Officer
Citius Pharmaceuticals, Inc.
63 Great Road
Maynard, MA 01754

> **Re: Citius Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 11, 2015**
> **File No. 333-206903**

Dear Mr. Mazur:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note you received a letter from the FDA on June 9, 2014 regarding the omission of risk information and unsubstantiated efficacy claims related to Suprenza. Please disclose your plan for addressing the violations listed in the letter and the risks associated with such violations. Alternatively, please tell us why you believe such disclosure is not necessary.

Prospectus Cover Page

2. We note that you are registering the resale of common stock issuable upon the exercise of the Placement Agent warrants which are issuable upon the exercise of the Placement

Agent Unit Warrants. Please tell us whether the Placement Agent Unit Warrants have been exercised. To the extent that they have not, please provide your analysis as to why you believe it is appropriate to register the resale of shares of common stock that underlie the Placement Agent warrants, which underlie Placement Agent Unit Warrants that remained outstanding at the time the registration statement was filed.

Prospectus Summary, page 1

3. Please revise your prospectus summary section to provide an overview of your current business and the key aspects of the offering, including:

    - a brief summary of the products you develop and your business goals,
    - the amount of capital necessary to reach such business goals,
    - your accumulated deficit and capital working deficit and the fact that your auditors have issued a going concern audit opinion,
    - the number of employees you have,
    - the material terms of your agreements with Prenzamax, LLC and Alpex Pharma S.A., and
    - a brief description of the potential conflict of interest your sole officer and director may have due to your agreement with Prenzamax.

4. Please expand to disclose that you have not received any revenues or other payments to date under your agreements with Prenzamax or Alpex, notwithstanding that beginning in May 2012 Prenzamax generated revenues from sales of Suprenza, your first commercial product. Please disclose the conditions that must be met before you receive any revenues or payments under these agreements.

5. We note your statement on page 37 that "We have been unable to obtain sufficient funding to conduct additional development activities on Suprenza. Because of our limited resources we have decided to focus on the development of the hemorrhoid product first." Please disclose this information in the Overview section, as well as in the risk factor on page 7 where you state that "we may not be able to commercialize the next generation of Suprenza products."

Risk Factors, page 6

Our auditors have issued a "going concern" audit opinion, page 6

6. We note your statement on page 31 that you expect that you will have sufficient funds to continue your operations for the next six months. Please clarify here and in the Liquidity and Capital Resources section whether you will have sufficient funds to continue your operations for the next twelve months.

<u>Risks Related to Our Common Stock, Liquidity Risks and Reverse Acquisition, page 19</u>

<u>We are subject to extensive and costly government regulation, page 14</u>

7. We note your disclosure that you may be required to conduct costly, post-marketing surveillance and/or be required to conduct ongoing post-marketing studies. Please clarify that you have committed to post-marketing studies of Suprenza.

<u>Compliance with the reporting requirements, page 19</u>

8. We note your disclosure on page 19 that "The Company is not subject to the filing requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934 but files certain reports with the Securities and Exchange Commission on a voluntary basis." Please note that you will be subject to filing obligations pursuant to Section 15(d) of the Exchange Act following the effective date of this registration statement, and revise your disclosure accordingly.

<u>You may experience dilution of your ownership interests, page 20</u>

9. We note your disclosure on page 20 that your common stock is currently quoted on the OTC Markets and the OTCQB. Please clarify that the OTC Markets and OTCQB are not two separate quotation systems, and that the OTCQB is one of the marketplace categories within the OTC Markets.

<u>There is not an active liquid trading market for the Company's common stock, page 21</u>

10. Please disclose the trading volume of your common stock within the last six months.

<u>Use of Proceeds, page 23</u>

11. We note your disclosure that the warrants are exercisable at $0.60 per share and that the Placement Agent Unit Warrants are exercisable on a cash or cashless basis with respect to 680,013 warrants. Please disclose the amount of proceeds you will earn upon the exercise of the warrants assuming all the warrants held by the investors and the placement agent are exercised on a cash basis, and disclose the amount of proceeds you will earn upon the exercise of all the warrants assuming that the warrants that may be exercised on a cashless basis are exercised on such basis. In addition, in an appropriate section of your prospectus, please describe the material terms of the warrants and Placement Agent Unit Warrants.

Business, page 34

12. We note your disclosure on page 26 that you are actively seeking to raise additional capital in order to fund your research and development efforts. Please provide a brief description of such activities.

Our Marketed Product and New Product Candidates, page 36

13. We note your disclosure that your Hydrocortisone-Lidocaine Cream is "phase 2 ready." Please describe the steps remaining to achieve FDA approval as well as the estimated cost of accomplishing such steps and the estimated timeline for accomplishing such steps.

Terms of the license, page 37

14. We note your disclosure on page 37 that, pursuant to the Sublicense Agreement with Prenzamax, Akrimax prepares estimates of costs incurred in selling Suprenza, which costs are used to calculate the Product EBITDA, and your disclosure on page 25 that under the Sublicense Agreement you are entitled both to a percentage of the Product EBITDA and to reimbursement for certain development costs once Prenzamax has "achieved profitability." Please expand your discussion of the license to explain how Prenzamax determines whether it has achieved profitability.

15. Please disclose here the percentage of Product EBITDA you receive pursuant to the Sublicense Agreement, the percentage of such payments you are required to pay Alpex pursuant to the Alpex Agreement, the percentage of the development cost repayments you receive from Prenzamax that you are required to pay Alpex pursuant to the Alpex Agreement and the percentage of the Alpex Revenue received from Alpex that you are required to pay to Prenzamax. In addition, please disclose here, if true, that Akrimax determines the price it charges for Suprenza.

Phentermine – Recent U.S. Prescription Data and Market Opportunity, page 39

16. We note your use of CAGRs in the first paragraph on page 39. Please provide updated information, as you include a five-year period ending in 2011. Because your market opportunity appears to rely upon projected growth in these measures in the future, please revise here to show the actual growth of such measures for the years represented.

Suprenza Brand Phentermine – Orally Disintegrating Tablets for Obesity, page 40

17. Please briefly describe the "patient-friendly features."

Suprenza ODT Post-Marketing Studies, page 40

18. We note your disclosure on page 40 regarding the post-marketing studies of Suprenza ODT. Please disclose the cost and timing of such studies, including the drug utilization study, and how you intend to pay for such studies, including the effect of failing to conduct the studies in the required time frame or at all. In addition, please balance your disclosure regarding the advantage that such studies could yield by disclosing the potential negative effects of such studies depending on the results. In addition, please address the risks attendant to such studies in your Risk Factors section or tell us why you believe this is not necessary.

Treatments for Hemorrhoids, page 40

19. We note your disclosure regarding OTC hemorrhoid medications and prescription strength hemorrhoid medications. Please tell us the basis for your statement that "[n]one of these products have undergone clinical trials or have been submitted to or approved by the FDA on the basis of safety and efficacy." In addition, please tell us the basis for statement on page 41 that "[t]here are almost no sales, marketing or promotions efforts on behalf of these products."

Sources and Availability of Raw Materials and Clinical Supplies, page 43

20. We note your disclosure on page 43 that you have a sole supplier for phentermine hydrochloride. Please disclose the name of the supplier, discuss the risks associated with having a sole supplier in your Risk Factors section and tell us whether you are required to file any agreements with this supplier.

Suprenza Intellectual Property, page 44

21. We note your disclosure on page 44 that you have a pending patent titled 'Solid Dosage formulations containing weight-loss drugs." Please clarify whether any of the intellectual property discussed in this section, including the pending patent, is intellectual property that you license from Alpex or your own. To the extent that you develop any intellectual property with respect to Suprenza, clarify whether you or Alpex will own such intellectual property.

Clinical Trials, page 45

Section 505(b)(2) New Drug Applications, page 45

22. Please expand your description regarding the FDA's 505(b)(2) new drug application pathway so that investors understand the steps necessary to achieve FDA approval using this process and the estimated amount of time and cost it takes to accomplish each step.

For example, clarify whether you must conduct Phase 1 clinical trials when using the 505(b)(2) new drug application pathway.

Additional Government Regulations, page 46

23. We note that you state that you are subject to foreign regulatory agencies and that your contract manufacturer is in a foreign jurisdiction. Please disclose the foreign regulations to which you are subject.

Management, page 48

Directors and Executive Officers of the Registrant, page 48

24. We note your disclosure on page 48 that "[i]t is anticipated that an additional individual, designated by the Placement Agents, will serve on [your] Board of Directors. Please disclose the agreement you have with such Placement Agents, describe the material terms of the agreement, identify the Placement Agents and file the agreement with the next amendment of your registration statement.

25. Please disclose here and in your prospectus summary section the conflict of interest Mr. Mazur may have with your company due to his position at Akrimax. In addition, please tell us the basis for your statement that Triax is one of the top ten dermatological pharmaceutical companies in the U.S.

Transactions with Related Persons, Promoters and Certain Control Persons, page 52

26. We note your disclosure that Citius' headquarters are located in the office space of Ischemix, LLC, a company majority-owned by Dr. Geoffrey Clark and Dr. Reinier Beeuwkes. Given that Drs. Clark and Beeuwkes have resigned as both officers and directors effective September 12, 2014, please clarify whether you have an arrangement to continue to have your headquarters located in the office space of Ischemix, LLC.

27. We note your disclosure on page F-29 that for the nine months ended June 30, 2015 you paid $36,000 to a consultant who is a stockholder of the Company. Please provide us with an analysis as to whether this arrangement is required to be disclosed in this section and whether any related agreements are required to be filed as exhibits.

Selling Shareholders, page 56

28. Please disclose the natural persons that have voting and investment power of the securities held by The Entrust Group Inc. on page 56.

Exhibits, page II-4

29. Please file your agreements with Alpex, Prenzamax and IGI Laboratories, Inc.

Signatures, page II-7

30. Please have Mr. Mazur sign as your principal financial officer in his capacity as such in the second part of your signature page and have your controller or principal accounting officer or persons performing similar functions sign in their capacities as such.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Amy Geddes at (202) 551-3304 or Melissa Raminpour at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure

cc: Arthur S. Marcus, Esq.
        Sichenzia Ross Friedman Ference LLP